Exhibit 99.1

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

PROXY STATEMENT AND NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held virtually at 9:30 a.m. (Eastern Time) on May 20, 2025

To the Shareholders of MKDWELL Tech Inc.:

You are cordially invited to attend an extraordinary general meeting of the shareholders of MKDWELL Tech Inc., a British Virgin Islands company (the “Company,” “MKDWELL”, “we,” “us” or “our”), which will be held in a virtual meeting format only and conducted via live webcast at https://www.cstproxy.com/mkdwell/2025 on May 20, 2025 at 9:30 a.m. Eastern Time.

At the Extraordinary General Meeting, our shareholders will be asked to consider and vote on the following proposals:

1.	To consider and vote upon the approval of an amendment to the Company’s Memorandum and Articles of Association (the “Memorandum”) to designate the rights of the Class A Preferred Shares and in accordance with the designation to consider and vote upon the approval of a new clause 6.1A being inserted into the Memorandum, designating the rights of Class A Preferred Shares (the “Class A Preferred Shares Designation Proposal”):

“6.1A Each Class A Preferred Share confers upon the Member:

(1) the right to 100 votes at a meeting of the Members of the Company or on any Resolution of Members;

(2) the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(3) the right to an equal share in the distribution of surplus assets of the Company on its liquidation.”

2.	To consider approving certain administrative changes to the Memorandum to streamline the Company’s notice provision, and in accordance with this change to consider and vote upon the approval of sub-regulation 21.1 of the Articles deleted and replaced with this following (the “Memorandum Notice Amendment Proposal”):

“21.1 Any notice, information or written statement to be given by the Company to a Member must be in writing and may be given by personal service, registered mail, courier, email or fax to the address of the shareholder recorded in the register of shareholders or any other address or email address as notified by the Member to the Company for this purpose, or if the Company has a class of shares listed on a designated stock exchange, notice may be given as permitted by and in accordance with the applicable listing rules.”

3.	To adjourn the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve any other proposal(s) (the “Adjournment Proposal”).

4.	To consider and vote upon transaction of any other business properly coming before the meeting.

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Please refer to the enclosed proxy statement for detailed information on the Proposals. If you have any further questions concerning the Extraordinary General Meeting or the Proposals, please contact us at csr@mkd.com.tw or +886-35781899.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

Holders of record of the Company’s ordinary shares at the close of business on April 21, 2025 (the “Record Date”) will be entitled to notice of, and to vote at, this Extraordinary General Meeting and any adjournment or postponement thereof.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend this Extraordinary General Meeting, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at this Extraordinary General Meeting if you are unable to attend.

A complete list of shareholders of record at the record date entitled to vote at this Extraordinary General Meeting will be available for ten (10) days before this Extraordinary General Meeting at the principal executive office of the Company for inspection by shareholders during ordinary business hours for any purpose germane to this Extraordinary General Meeting.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about April 28, 2025.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

On behalf of the Board of Directors, we would like to express our appreciation for your continued interest in our Company.

By order of the Board of Directors,

/s/ Ming-Chia Huang
Ming-Chia Huang, Chairman
April 28, 2025

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH OF THE PROPOSALS.

Important Notice Regarding the Availability of Proxy Materials

for the Extraordinary General Meeting to Be Held on May 20, 2025

The Notice of Extraordinary General Meeting and proxy statement are available at https://www.cstproxy.com/mkdwell/2025.

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MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held virtually at 9:30 a.m. (Eastern Time) on May 20, 2025

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an Extraordinary General Meeting (the “Extraordinary General Meeting”) of shareholders of MKDWELL Tech Inc. to be held at https://www.cstproxy.com/mkdwell/2025 on May 20, 2025 at 9:30 a.m. (Eastern Time) in order to consider and vote upon the below proposals.

After careful consideration, the Company’s board of directors has determined the Proposals are in the best interests of the Company and its shareholders and unanimously recommends that you vote or give instruction to vote:

(1) “FOR” the Class A Preferred Shares Designation Proposal: a proposal (Proposal No. 1) to approve of an amendment to the Company’s Memorandum and Articles of Association (the “Memorandum”) to designate the rights of the Class A Preferred Shares and in accordance with the designation to consider and vote upon the approval of a new clause 6.1A being inserted into the Memorandum, designating the rights of Class A Preferred Shares:

“6.1A Each Class A Preferred Share confers upon the Member:

(4) the right to 100 votes at a meeting of the Members of the Company or on any Resolution of Members;

(5) the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(6) the right to an equal share in the distribution of surplus assets of the Company on its liquidation.”

(2) “FOR” the Memorandum Notice Amendment Proposal (Proposal No. 2) to approving certain administrative changes to the Memorandum to streamline the Company’s notice provision, and in accordance with this change to consider and vote upon the approval of sub-regulation 21.1 of the Articles deleted and replaced with this following (the “Memorandum Notice Amendment”):

“21.1 Any notice, information or written statement to be given by the Company to a Member must be in writing and may be given by personal service, registered mail, courier, email or fax to the address of the shareholder recorded in the register of shareholders or any other address or email address as notified by the Member to the Company for this purpose, or if the Company has a class of shares listed on a designated stock exchange, notice may be given as permitted by and in accordance with the applicable listing rules.”

and

(3) “FOR” the Adjournment Proposal: a proposal to adjourn the Extraordinary General Meeting to a later meeting date if needed to permit the further solicitation of proxies if management determines that there are insufficient votes and proxies to approve one or more of the Class A Preferred Shares Designation and Memorandum Notice Amendment.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of the Company’s ordinary shares at the close of business on April 21, 2025 are entitled to notice of the Extraordinary General Meeting and to vote and have their votes counted at the Extraordinary General Meeting and any adjournments or postponements of the Extraordinary General Meeting.

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The affirmative vote of the holders of a majority of in excess of fifty (50) percent of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Class A Preferred Shares Designation Proposal and the Memorandum Notice Amendment Proposal, provided we have quorum for the meeting. Ordinary shares will have one vote per share.

Approval of the Adjournment Proposal whether or not a quorum is present, requires the affirmative vote of the holders of a majority of in excess of fifty (50) percent of the votes cast by our shareholders entitled to vote.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

After careful consideration, the Company’s board of directors has determined that the Class A Preferred Share Designation Proposal, Memorandum Notice Amendment Proposal, and Adjournment Proposal are in the best interests of the Company and its shareholders and unanimously recommends that you vote or give instruction to vote:

“FOR” the Class A Preferred Shares Designation Proposal;

“FOR” the Memorandum Notice Amendment Proposal; and

“FOR” the Adjournment Proposal.

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU EXPECT TO ATTEND THE EXTRAORDINARY GENERAL MEETING, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the Extraordinary General Meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee, which is considered the shareholder of record, in order to vote. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker or other agent cannot vote on these proposals.

If you fail to return your proxy card, grant your proxy electronically over the Internet, or vote at https://www.cstproxy.com/mkdwell/2025 at the Extraordinary General Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If you are a shareholder of record, voting at https://www.cstproxy.com/mkdwell/2025 at the Extraordinary General Meeting will revoke any proxy that you previously submitted. If you hold your shares through a bank, broker or other nominee, you must obtain from the record holder a valid “legal” proxy issued in your name in order to vote at the Extraordinary General Meeting and provide that in addition to a completed voting form indicating your vote to www.cstproxyvote.com prior to the Extraordinary General Meeting.

Thank you for your participation. We look forward to your continued support.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about April 28, 2025.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By order of the Board,

/s/ Ming-Chia Huang
Ming-Chia Huang
Chairman of the Board

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IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement are available at https://www.cstproxy.com/mkdwell/2025.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of the Company, may have regarding the matters being considered at the Extraordinary General Meeting.

Q: Why am I receiving this proxy statement?

A: The board of directors of MKDWELL is soliciting your proxy to vote at the Extraordinary General Meeting because you owned MKDWELL ordinary shares at the close of business on April 21, 2025, the “Record Date” for the Extraordinary General Meeting, and are therefore entitled to vote at the Extraordinary General Meeting. This proxy statement, along with a proxy card or a voting instruction card, is being mailed by courier to shareholders on or about April 28, 2025. MKDWELL has made these materials available to you on the Internet, and MKDWELL has delivered printed proxy materials to you or sent them to you by mail. This proxy statement summarizes the information that you need to know in order to cast your vote at the Extraordinary General Meeting. You do not need to attend the Extraordinary General Meeting to vote your MKDWELL ordinary shares.

Q: When and where will the Extraordinary General Meeting be held?

A: The Extraordinary General Meeting will be held virtually at https://www.cstproxy.com/mkdwell/2025 via live webcast.

Q: On what matters will I be voting?

A: (1) Class A Preferred Stock Designation Proposal (Proposal No. 1): approval of an amendment to the Company’s Memorandum and Articles of Association to designate the rights of the Class A Preferred Shares and in accordance with the designation to consider and vote upon the approval of a new clause 6.1A being inserted into the Memorandum, designating the rights of Class A Preferred Shares:

“6.1A Each Class A Preferred Share confers upon the Member:

(1) the right to 100 votes at a meeting of the Members of the Company or on any Resolution of Members;

(2) the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(3) the right to an equal share in the distribution of surplus assets of the Company on its liquidation.”

(2) Memorandum Notice Amendment Proposal (Proposal No. 2): approving certain administrative changes to the Memorandum to streamline the Company’s notice provision, and in accordance with this change to consider and vote upon the approval of sub-regulation 21.1 of the Articles deleted and replaced with this following:

“21.1 Any notice, information or written statement to be given by the Company to a Member must be in writing and may be given by personal service, registered mail, courier, email or fax to the address of the shareholder recorded in the register of shareholders or any other address or email address as notified by the Member to the Company for this purpose, or if the Company has a class of shares listed on a designated stock exchange, notice may be given as permitted by and in accordance with the applicable listing rules.”; and

(3) Adjournment Proposal: a proposal to adjourn the Extraordinary General Meeting to a later meeting date if needed to permit the further solicitation of proxies if management determines that there are insufficient votes and proxies to approve one or more of the Class A Preferred Shares Designation Proposal and Memorandum Notice Amendment Proposal.

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Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement.

Q: Why is MKDWELL proposing the Class A Preferred Shares Designation Proposal?

A: The Board of Directors deems that it is for the best interest of the Company and the shareholders to approve the Amendment to the Memorandum to enable the Company to execute long-term business strategies and obtain new equity financing while maintaining a stable corporate structure and senior management team.

Q: Why is MKDWELL proposing the Memorandum Notice Amendment Proposal?

A: The Board believes that Memorandum Notice Amendment Proposal if approved will enable the Company to improve shareholder corporate governance by reducing administrative burdens on the Company.

Q: What happens if I sell my shares after the Record Date, but before the Extraordinary General Meeting?

A: The Record Date is earlier than the date of the Extraordinary General Meeting. If you transfer your shares of the Company after the Record Date but before the Extraordinary General Meeting, you will retain your right to vote at the Extraordinary General Meeting.

Q: How does MKDWELL’s board of directors recommend that I vote?

A: The Company’s board of directors recommends that shareholders vote or give instruction to vote:

“FOR” the Class A Preferred Shares Designation Proposal;

“FOR” the Memorandum Notice Amendment Proposal; and

“FOR” the Adjournment Proposal.

Q: How do I vote?

A: If you received a paper proxy card, you may vote by mail by returning the proxy card to the address on the enclosed envelope.

Record holders may cast their vote during the meeting at https://www.cstproxy.com/mkdwell/2025 by entering the Control Number, which is included on your proxy card.

If available, you may vote through the Internet by following the instructions provided on the proxy card.

If your shares are not held in your name and instead are held in an account at a brokerage firm, bank, dealer or other similar organization, you are the beneficial owner of shares held in street name and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Extraordinary General Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Extraordinary General Meeting by registering at https://www.cstproxy.com/mkdwell/2025. Since you are not the stockholder of record for any shares held in street name, you may not vote your shares at the meeting unless you request and obtain a valid legal proxy from your broker or other agent and provide that in addition to a completed voting form indicating your vote to www.cstproxyvote.com prior to the Extraordinary General Meeting.

If you encounter technical difficulties:

We will have technicians ready to assist you with any technical difficulties you may have in accessing the Extraordinary General Meeting live webcast. Please be sure to check in by 9:15 a.m. Eastern time, on May 20, 2025, the day of the Extraordinary General Meeting, so that we may address any technical difficulties before the Extraordinary General Meeting live webcast begins. If you encounter technical difficulties accessing our meeting or asking questions during the meeting, a support line will be available on the login page of the virtual meeting website or you may call (917) 262-2373 for assistance.

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The Company urges you to vote before May 19, 2025 to ensure that your vote is timely received and counted.

Q: What vote is required to approve each proposal?

A: The affirmative vote of the holders of a majority of in excess of fifty (50) percent of votes cast by our ordinary shareholders that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Class A Preferred Shares Designation and Memorandum Notice Amendment Proposal, provided we have quorum for the meeting.

Approval of the Adjournment Proposal whether or not a quorum is present, requires the affirmative vote of the holders of a majority of in excess of fifty (50) percent of the votes cast by our shareholders entitled to vote.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q: How many votes do I and others have?

A: Holders of ordinary shares are entitled to one vote for each share of MKDWELL ordinary shares held as of the Record Date. As of the close of business on the Record Date, there were 143,619,342 outstanding MKDWELL ordinary shares.

Q: How will our directors and executive officers vote on the Class A Preferred Shares Designation Proposal, Memorandum Notice Amendment Proposal and Adjournment Proposal?

A: The Company expects that its directors and executive officers will vote their shares in favor of the Class A Preferred Shares Designation Proposal, Memorandum Notice Amendment Proposal and Adjournment proposal.

Q: What will happen if I fail to vote or I abstain from voting?

A: If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Extraordinary General Meeting not reaching quorum, while an abstention would help us achieve quorum.

Q: How many shares must be present to hold the Extraordinary General Meeting?

A: The presence in person or by proxy of 47,873,114 of the outstanding MKDWELL shares entitled to vote at the Extraordinary General Meeting is necessary to constitute a quorum (at least one-third (1/3) of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon) at the Extraordinary General Meeting. The inspector of election will determine whether a quorum is present. If you are a beneficial owner (as defined above) of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Extraordinary General Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Extraordinary General Meeting in person or by proxy will be counted as present at the Extraordinary General Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

Q: If I am a beneficial owner of MKDWELL ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?

A: If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any proposal for which your broker does not have discretionary authority to vote. Discretionary voting and broker non-votes, respectively, allow brokers to vote on routine matters or appear for purposes of establishing quorum; however, discretionary voting and broker non-votes are not available at this Extraordinary General Meeting. For this reason, we encourage all shareholders to appear in person or by proxy to ensure that quorum for the meeting exists so that the Proposals can be considered.

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Q: What will happen if I return my proxy card without indicating how to vote?

A: If you sign and return your proxy card without indicating how to vote on any particular proposal, the ordinary shares represented by your proxy will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the Extraordinary General Meeting and cannot be voted.

Q: Can I change my vote after I have returned a proxy or voting instruction card?

A: Yes. You can change your vote at any time before your proxy is voted at the Extraordinary General Meeting. You can do this in one of four ways:

● you can grant a new, valid proxy bearing a later date;

● you can send a signed notice of revocation;

● if you are a holder of record, you can attend the Extraordinary General Meeting and vote online, which will automatically cancel any proxy previously given, or you may revoke your proxy online, but your attendance alone will not revoke any proxy that you have previously given; or

● if your ordinary shares are held in an account with a broker, bank or other nominee, you must follow the instructions on the voting instruction card you received in order to change or revoke your instructions.

FORWARD-LOOKING STATEMENTS

This proxy statement, including information incorporated by reference into this proxy statement, contains forward-looking statements regarding, among other things, MKDWELL’s plans, strategies and prospects, both business and financial. Although MKDWELL believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, MKDWELL cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in MKDWELL’s filings with the SEC. Many of the forward-looking statements may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others.

PROPOSAL NO. 1

CLASS A PREFERRED SHARES DESIGNATION PROPOSAL

(ITEM 1 ON THE PROXY CARD)

Our Board of Directors believe that shareholders of the Company should approve an amendment to the Company’s Memorandum and Articles of Association (the “Memorandum”) to designate the rights of the Class A Preferred Shares and in accordance with the designation to consider and vote upon the approval of a new clause 6.1A being inserted into the Memorandum, designating the rights of Class A Preferred Share.

The foregoing summary of the Memorandum does not purport to be complete and is subject to and qualified in its entirety by referenced to the full text of Annex A.

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Reason for the Adoption of an amendment to the Memorandum

The Board of Directors deems that it is in the best interest of the Company and the shareholders to approve the amendment to the Memorandum to enable the Company to execute long-term business strategies and obtain new equity financing while maintaining a stable corporate structure and senior management team. This amended share structure provides the holder of Class A Preferred Shares (who is expected to be controlled by the Company’s current management team) with the ability to control the outcome of matters requiring shareholder approval, which also provides the Company with more flexibility to employ various financing and transaction strategies involving the issuance of equity-linked securities, without the concerns over excessive dilution in the current management’s voting power, which may otherwise result in a change of control or the loss of key men’s leadership.

Description of Class A Preferred Shares

The Company will be authorized to issue an unlimited amount of Shares with US$0.0001 par value each divided into six classes of shares. Under clause 6.2 of the Memorandum, the board of directors has the right to designate the rights, privileges, restrictions and conditions attaching to the Preferred Shares (as defined in the Memorandum under clause 8 of the Memorandum, the issuance of Preferred Shares shall not be considered to vary the terms of the Ordinary Shares (as defined in the Memorandum). However, in the interests of transparency and good corporate governance, the Company is seeking shareholder approval of the amendment to the Memorandum to designate the rights of the Class A Preferred Shares.

Pursuant to the amendment to the Memorandum, the Company will be authorized to issue an unlimited amount of Shares with US$0.0001 par value including Class A Preferred Shares $0.001 par value per share. The rights and limitations attaching to the Class A Preferred Shares will be as follows (among other things):

6.1A Each Class A Preferred Share confers upon the Member:

(7) the right to 100 votes at a meeting of the Members of the Company or on any Resolution of Members;

(8) the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(9) the right to an equal share in the distribution of surplus assets of the Company on its liquidation.

Procedure for Implementing the Amendment to the Memorandum and Articles of Association

The amended and restated Memorandum and Articles of Association , if approved by our shareholders, would become effective upon stamping by the BVI Registrar of Corporate Affairs, filed by the Company’s registered agent in the BVI.

Potential Effect of the Amendment the Memorandum

Upon issuance of 24,831,000 Class A Preferred Shares, holders of Class A Preferred Shares will in the aggregate hold approximately 17.29% of our total issued and outstanding shares and 95.29% of the aggregate voting power of our total issued and outstanding shares. Holders of our Class A Preferred Shares will have control of a simple majority of the votes cast on shareholder matters over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of our Class A Preferred Shares may vote their shares in a manner that is not in the best interest of us or our other shareholders. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Ordinary Shares. This concentrated control may have the effect of limiting your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Preferred Shares may view as beneficial.

Future issuances of our Class A Preferred Shares, which can be approved by our Board of Directors, could have the effect of increasing the relative voting power of the holders of Class A Preferred Shares, discourage or make more difficult any efforts to obtain control of the Company. As a result, the relative voting power of holders of the Company’s Ordinary Shares may remain limited for a significant period of time.

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Consequences Associated with the Failure to Approve this Proposal

If the amendment to the Memorandum to designate Class A Preferred Shares is not approved by at least a affirmative vote of the holders of a majority of in excess of fifty (50) percent of the votes cast by holders of outstanding shares of our ordinary shares represented in person or by proxy and entitled to vote thereon at the Extraordinary General Meeting, the the Resolution will not be passed, and the M&A will not be amended.

Vote Required for Approval

The approval of the Proposal requires the affirmative vote of holders of at least an affirmative vote of the holders of a majority of in excess of fifty (50) percent of the votes cast by holders of outstanding shares of our ordinary shares represented in person or by proxy and entitled to vote thereon at the Extraordinary General Meeting. Failure to vote by proxy or to vote in person at the Extraordinary General Meeting, abstentions and broker non-votes will have no effect on this Proposal.

Recommendation of the Board

This proposal will be considered approved if a affirmative vote of the holders of a majority of in excess of fifty (50) percent of votes cast at the Extraordinary General Meeting vote in favor of the proposal. You may vote “For,” “Against” or “Abstain” from voting on this proposal.

The Board of Directors unanimously recommends a vote “FOR” approval of this Proposal No. 1.

PROPOSAL NO. 2

MEMORANDUM NOTICE AMENDMENT PROPOSAL

(ITEM 2 ON THE PROXY CARD)

Background of the Memorandum Notice Amendment Proposal

Our Board of Directors approved and recommend that the shareholders of the Company approve an amendment to the Memorandum as set forth in Annex A, to consider approving certain administrative changes to the Memorandum to streamline the Company’s notice provisions, and in accordance with this change to consider and vote upon the approval of sub-regulation 21.1 of the Articles deleted and replaced with this following (the “Memorandum Notice Amendment Proposal”):

“21.1 Any notice, information or written statement to be given by the Company to a Member must be in writing and may be given by personal service, registered mail, courier, email or fax to the address of the shareholder recorded in the register of shareholders or any other address or email address as notified by the Member to the Company for this purpose, or if the Company has a class of shares listed on a designated stock exchange, notice may be given as permitted by and in accordance with the applicable listing rules.”

Reasons for Requesting Shareholder Approval

The Board believes that the Memorandum Notice Amendment Proposal if approved will enable the Company to improve shareholder corporate governance by reducing administrative burdens and costs on the Company.

Consequences Associated with the Failure to Approve this Proposal

If the Memorandum Notice Amendment Proposal is not approved by the requisite vote of the Company’s shareholders, the Company will not amend the Memorandum to implement the Notice changes.

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Vote Required for Approval

The approval of the Memorandum Notice Amendment Proposal requires the affirmative vote of the holders of a majority of in excess of fifty (50) percent of the votes cast by holders of outstanding shares of our ordinary shares represented in person or by proxy and entitled to vote thereon at the Extraordinary General Meeting. Failure to vote by proxy or to vote in person at the Extraordinary General Meeting, abstentions and broker non-votes will have no effect on this Proposal.

Recommendation of the Board

This proposal will be considered approved if a affirmative vote of the holders of a majority of in excess of fifty (50) percent of votes cast at the Extraordinary General Meeting vote in favor of the proposal. You may vote “For,” “Against” or “Abstain” from voting on this proposal.

The Board of Directors unanimously recommends a vote “FOR” approval of this Proposal No. 2.

PROPOSAL 3: THE ADJOURNMENT PROPOSAL

(ITEM 3 ON THE PROXY CARD)

The Adjournment Proposal allows our Board of Directors to submit a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the consummation of the Acquisitions. In no event will the Company solicit proxies to adjourn the Extraordinary General Meeting or consummate the proposed transactions beyond the date by which it may properly do so under BVI law.

In addition to an adjournment of the Extraordinary General Meeting upon approval of an Adjournment Proposal, the board of directors of the Company is empowered to postpone the meeting at any time prior to the meeting being called to order. In such event, the Company will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If an Adjournment Proposal is presented at the Extraordinary General Meeting and such proposal is not approved by its shareholders, our board may not be able to adjourn the Extraordinary General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the Class A Preferred Shares Designation Proposal and Memorandum Notice Amendment Proposal.

Required Vote

Approval of the proposal to adjourn the Extraordinary General Meeting, whether or not a quorum is present, requires the affirmative vote of a majority of the votes cast by the holders of our ordinary shares entitled to vote.

The Board of Directors unanimously recommends a vote “FOR” approval of this Proposal No. 3.

OTHER MATTERS

As of the date of this proxy statement, the board of directors knows of no matters that will be presented for consideration at the Extraordinary General Meeting other than as described in this proxy statement. If any other matters properly come before the Extraordinary General Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. Such reports and other information are available on the SEC’s web site at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC.

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ANNEX A

Territory of the Virgin Islands

The BVI Business Companies Act, 2004

memoranduM and articles of association of

MKDWELL Tech Inc.

Incorporated as a BVI business company on 25 July 2023

Amended and restated on 19 July 2024

Further amended and restated on [●] 2025

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Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Amended and restated Memorandum of Association

of

MKDWELL Tech Inc.

a company limited by shares

1	Name

The name of the Company is MKDWELL Tech Inc.

2	Status

The Company is a company limited by shares.

3	Registered office and registered agent

3.1	The first registered office of the Company is at Bolder Corporate Services (BVI) Limited, Sea Meadow House, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

3.2	The first registered agent of the Company is Bolder Corporate Services (BVI) Limited, Sea Meadow House, Road Town, Tortola, British Virgin Islands.

3.3	The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

4	Capacity and powers

4.1	The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of 4.1(a), full rights, powers and privileges.

4.2	There are no limitations on the business that the Company may carry on.

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5	Number and classes of Shares

5.1	The Company is authorised to issue an unlimited amount of shares with US$0.0001 par value each divided into six classes of shares as follows:

(a)	Ordinary shares with US$0.0001 par value (Ordinary Shares);

(b)	Class A preferred shares with US$0.0001 par value (Class A Preferred Shares);

(c)	Class B preferred shares with US$0.0001 par value (Class B Preferred Shares);

(d)	Class C preferred shares with US$0.0001 par value (Class C Preferred Shares);

(e)	Class D preferred shares with US$0.0001 par value (Class D Preferred Shares); and

(f)	Class E preferred shares with US$0.0001 par value (Class E Preferred Shares and together with the Class A Preferred Shares, the Class B Preferred Shares, Class C Preferred Shares and the Class D Preferred Shares being referred to as the Preferred Shares).

5.2	The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6	Designations powers preferences of Shares

6.1	Each Ordinary Share in the Company confers upon the Member:

(a)	the right to one vote at a meeting of the Members of the Company or on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company on the Ordinary Shares; and

(c)	the right to an equal share in the distribution to the holders of Ordinary Shares of the surplus assets of the Company on its liquidation.

6.1A	Each Class A Preferred Share confers upon the Member:

(a)	the right to 100 votes at a meeting of the Members of the Company or on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(c)	the right to an equal share in the distribution of surplus assets of the Company on its liquidation.

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6.2	The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be stated in this Memorandum, which shall be amended accordingly by Resolution of Directors prior to the issue of such Preferred Shares. Such rights, privileges, restrictions and conditions may include:

(a)	the number of shares and series constituting that class and the distinctive designation of that class;

(b)	the dividend rate of the Shares of that class, if any, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in relation to, the dividends payable on any other class or classes of Shares;

(c)	whether that class shall have voting rights including enhanced or special voting rights whether generally or in relation to other classes, and, if so, the terms of such voting rights;

(d)	whether that class shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine;

(e)	whether or not the Shares of that class shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting Shares for redemption if less than all Shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount maybe less than fair value and which may vary under different conditions and at different dates;

(f)	whether that class shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of Shares of that class, and, if so, the terms and amounts of such sinking fund;

(g)	the right of the Shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional Shares (including additional Shares of such class of any other class) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition or any subsidiary of any outstanding Shares of the Company;

(h)	the right of the Shares of that class in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and whether such rights be in preference to, or in relation to, the comparable rights or any other class or classes of Shares; and

(i)	any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that class.

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6.3	The directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulations 3 and 6 of the Articles.

6.4	The Directors have the authority and the power by Resolution of Directors:

(a)	to authorise and create additional classes of shares; and

(b)	(subject to the provisions of Clause 6.2) to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorised to be issued under this Memorandum.

7	Variation of rights

The rights attached to any class of Shares as specified in Clause 6 may only, whether or not the Company is being wound up, be varied by a Resolution of Members, provided that only the holders of the relevant class of Shares shall be entitled to vote thereon, unless otherwise provided by the terms of issue of such class.

8	Rights not varied by the issue of Shares pari passu and no deemed variation

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith and, for the avoidance of doubt, the issue of Shares in any class of the Preferred Shares where such class is authorised under Clause 5.1 hereof shall not be considered to vary the terms of the Ordinary Shares or any other then existing class of Shares unless the express terms of that class provide otherwise.

9	Registered Shares

9.1	The Company shall issue registered Shares only.

9.2	The Company is not authorised to issue or have in issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

10	Transfer of Shares

10.1	A Share may be transferred in accordance with Regulation 4 of the Articles.

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11	Amendment of Memorandum and Articles

11.1	The Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)	to Clauses 7 or 8 or this Clause 11.

12	Definitions and interpretation

12.1	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

Act means the BVI Business Companies Act, 2004 (as amended) and includes the regulations made under the Act;

Articles means the attached amended and restated Articles of Association of the Company, as amended or amended and restated from time to time;

Board of Directors means the board of directors of the Company for the time being;

Chairman of the Board has the meaning specified in Regulation 13;

Class A Preferred Shares has the meaning specified in Clause 5.1;

Class B Preferred Shares has the meaning specified in Clause 5.1;

Class C Preferred Shares has the meaning specified in Clause 5.1;

Class D Preferred Shares has the meaning specified in Clause 5.1;

Class E Preferred Shares has the meaning specified in Clause 5.1;

Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

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Member means an Eligible Person whose name is entered, whether singularly or jointly with others, in the Register of Members of the Company as the holder of one or more Shares or fractional Shares;

Memorandum means this amended and restated Memorandum of Association of the Company, as amended or amended and restated from time to time;

Ordinary Shares has the meaning specified in Clause 5.1;

Preferred Shares has the meaning specified in Clause 5.1;

recognised exchange has the meaning specified in the Act;

Register of Members has the meaning specified in Regulation 2.5;

Registrar means the Registrar of Corporate Affairs appointed under the Act and any deputy or assistant thereof;

Resolution of Directors means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

Resolution of Members means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

Seal means any seal which has been duly adopted as the common seal of the Company;

Securities means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

Share means a share issued or to be issued by the Company and shall include fractional shares in the Company;

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Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and in writing shall be construed accordingly.

12.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a Regulation is a reference to a regulation of the Articles;

(b)	a Clause is a reference to a clause of the Memorandum;

(c)	voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e)	the singular includes the plural and vice versa.

12.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

12.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

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We, Bolder Corporate Services (BVI) Limited, Sea Meadow House, Road Town, Tortola, British Virgin Islands, in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 25th day of July, 2023.

Incorporator

Signed Alicia Davies and Marsha Fahie

Authorised Signatories

Bolder Corporate Services (BVI) Limited

Sea Meadow House

Road Town, Tortola

British Virgin Islands

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Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Amended and restated Articles of Association

of

MKDWELL Tech Inc.

a company limited by shares

1	Registered Shares

1.1	The Company may issue certificates signed by a director of the Company or under the Seal specifying the number of Shares held by a Member (and the signature of the director and the Seal may be facsimiles) if the Board of Directors so resolves by a Resolution of Directors.

1.2	Any Member receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4	Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of any recognised exchange on which the Shares or other Securities are listed (if so listed) permit otherwise.

1.5	Subject to the Act and the rules of any recognised exchange on which any Shares or other Securities may be listed (if so listed), the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and be subject to the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

1.6	Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the Register of Members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

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1.7	Nothing contained in Regulations 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically.

2	Shares

2.1	Subject to the provisions of these Articles and, where applicable, the rules of any recognised exchange on which any Shares or other Securities are listed (if so listed), the unissued Shares of the Company shall be at the disposal of the directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2	Without prejudice to any special rights previously conferred on the holders of any existing Preferred Shares or class of Preferred Shares, any class of Preferred Shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise as the directors may from time to time determine.

2.3	Section 46 of the Act does not apply to the Company.

2.4	A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.5	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.6	Subject to Regulation 2.9, the Company shall keep a register of members (the Register of Members) containing:

(a)	the names and addresses of the persons who hold Shares;

(b)	the number of each class and series of Shares held by each Member;

(c)	the date on which the name of each Member was entered in the Register of Members; and

(d)	the date on which any Eligible Person ceased to be a Member.

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2.7	The Register of Members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, if any magnetic, electronic or other data storage form is used in this respect, that shall be the original Register of Members.

2.8	A Share is deemed to be issued when the name of the Member is entered in the Register of Members.

2.9	Where the Company or any of its Shares is listed on a recognised exchange, the company may keep a share register containing the information referred to in Regulation 2.6 or such other information as these Articles permit or as may be approved by a Resolution of Directors.

2.10	Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such Shares may determine. The directors may issue options, warrants, rights or convertible securities or securities or a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the directors may from time to time determine.

3	Forfeiture

3.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

3.2	A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

3.3	The written notice of call referred to in Regulation 3.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.4	Where a written notice of call has been issued pursuant to Regulation 3.2 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

3.5	The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 3.3 and that Member shall be discharged from any further obligation to the Company.

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4	Transfer of Shares

4.1	Subject to Regulation 4.2, certificated Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

4.2	Where shares are listed on a recognised exchange, Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the recognised exchange.

4.3	The transfer of a Share is effective when the name of the transferee is entered on the Register of Members.

4.4	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the Register of Members notwithstanding the absence of the instrument of transfer.

4.5	Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

5	Distributions

5.1	The directors of the Company may, by Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

5.2	Dividends may be paid in money, Shares or other property.

5.3	The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

5.4	Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 21 and all dividends unclaimed for 3 years after notice shall have been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

5.5	No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

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6	Redemption of Shares and Treasury Shares

6.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

6.2	The purchase redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

(a)	the Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his Shares exchanged for money or other property of the Company, or

(b)	the Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 176 or section 179 of the Act; or

(c)	the Company acquires its own fully paid Shares pursuant to section 59(1A) of the Act.

6.3	Sections 60, 61 and 62 of the Act shall not apply to the Company.

6.4	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

6.5	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

6.6	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

6.7	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

7	Mortgages and charges of Shares

7.1	A Member may by an instrument in writing mortgage or charge his Shares.

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7.2	There shall be entered in the Register of Members at the written request of the Member:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in Regulations 7.2(a) and 7.2(b) above are entered in the Register of Members.

7.3	Where particulars of a mortgage or charge are entered in the Register of Members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

7.4	Whilst particulars of a mortgage or charge over Shares are entered in the Register of Members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

8	Meetings and consents of Members

8.1	Any director of the Company may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. A meeting may also be convened to be held by electronic means, provided that notice thereof includes all necessary joining instructions and that the means for holding the meeting allow all members to speak and be heard simultaneously. A meeting held by electronic means shall be considered to be held at the place where the chairman is at the time the meeting is opened.

8.2	Upon the written request of Members entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Members.

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8.3	The director convening a meeting of Members shall give not less than 7 clear calendar days’ written notice of a meeting of Members to:

(a)	those Members whose names on the date the notice is given appear as Members in the Register of Members of the Company and are entitled to vote at the meeting; and

(b)	the other directors.

8.4	The convener or conveners of a meeting of Members may fix the date notice is given of a meeting, or such other date as may be specified in the notice, as the record date for determining those Members that are entitled to vote at the meeting.

8.5	A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

8.6	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Member or another director, or the fact that a Member or another director has not received notice, does not invalidate the meeting.

8.7	A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

8.8	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

8.9	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

MKDWELL Tech Inc.

I/We being a Member of the above Company HEREBY APPOINT [ ] or failing him [ ] of [ ] to be my/our proxy to vote for me/us at the meeting of Members to be held on the [ ] day of [ ], 20[ ] and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this [ ] day of [ ], 20[ ]

Member

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8.10	The following applies where Shares are jointly owned:

(a)	each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy they may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the Register of Members in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

8.11	A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and the meeting itself may be held generally by electronic means, provided that in all such cases all Members participating in the meeting are able to hear each other.

8.12	A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (1/3) of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of Shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members.

8.13	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the Chairman of the Board or, if different, the chairman of the meeting.

8.14	At every meeting of Members, the Chairman of the Board or their nominee shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board or their nominee is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

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8.15	The chairman may adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. For the avoidance of doubt, a meeting can be adjourned for as many times as may be determined to be necessary by the chairman and a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

8.16	At any meeting of the Members the chairman of the meeting is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

8.17	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Member or the Company.

8.18	Any Member who is not a natural person may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

8.19	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 calendar days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

8.20	Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

8.21	An action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

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9	Directors

9.1	The first directors of the Company shall be appointed by the first registered agent within 30 calendar days of the incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Members or by Resolution of Directors for such term as the Members or directors determine.

9.2	No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

9.3	The minimum number of directors shall be one (1) and there shall be no maximum number of directors.

9.4	Each director holds office for the term, if any, fixed by the Resolution of Members or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

9.5	A director may be removed from office with or without cause by,

(a)	a Resolution of Members passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent of the Members of the Company entitled to vote; or

(b)	the affirmative vote of two-thirds (2/3) of the directors then in office.

9.6	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

9.7	A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

9.8	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

9.9	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

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9.10	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company; and

(d)	such other information as may be prescribed by the Act.

9.11	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

9.12	The Directors or, if the Shares (or depository receipts therefor) are listed or quoted on any recognised exchange and if required by the rules of such recognised exchange, any committee thereof, may, by a Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

9.13	A director is not required to hold a Share as a qualification to office.

10	Powers of directors

10.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

10.2	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.3	If the Company is a subsidiary, but not a wholly owned subsidiary, of a holding company, and the shareholders other than the holding company agree in advance, a director of the Company may, when exercising powers or performing duties as a director in connection with the carrying out of the joint venture, act in a manner which he believes is in the best interests of a Member or some Members even though it may not be in the best interests of the Company.

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10.4	If the Company is carrying out a joint venture between shareholders, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.5	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

10.6	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

10.7	The continuing directors may act notwithstanding any vacancy in their body.

10.8	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

10.9	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

10.10	Section 175 of the Act shall not apply to the Company.

11	Proceedings of directors

11.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

11.2	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

11.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

11.4	A director shall be given not less than 3 calendar days’ notice of meetings of directors, but a meeting of directors held without 3 calendar days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

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11.5	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

11.6	A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

11.7	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

11.8	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting. If the directors are unable to choose a chairman for any reason, then the oldest individual director present (and for this purpose an alternate director shall be deemed to be the same age as the director that he represents) shall take the chair.

11.9	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

12	Committees

12.1	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

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12.2	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint directors;

(e)	to appoint an agent;

(f)	to approve a plan of merger, consolidation or arrangement; or

(g)	to make a declaration of solvency or to approve a liquidation plan.

12.3	Regulations 12.2(b) and 12.2(c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

12.4	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

13	Officers and agents

13.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors (the Chairman of the Board), a Chief Executive Officer, a President, a Chief Financial Officer, one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

13.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Members, the Chief Executive Officer to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer, the secretaries to maintain the Register of Members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

13.3	The emoluments of all officers shall be fixed by Resolution of Directors.

13.4	The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

13.5	The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 12.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

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14	Conflict of interests

14.1	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

14.2	For the purposes of Regulation 14.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

14.3	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

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15	Indemnification

15.1	Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

15.2	The Company may only indemnify a person pursuant to Regulation 15.1 if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

15.3	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

15.4	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

15.5	The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

16	Records

16.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the Register of Members, or a copy of the Register of Members;

(c)	the register of directors, or a copy of the register of directors;

(d)	copies of all annual returns filed by the Company with its registered agent, for a period of 5 years; and

(e)	copies of all notices and other documents filed by the Company with the Registrar in the previous 10 years.

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16.2	If the Company maintains only a copy of the Register of Members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 calendar days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original Register of Members or the original register of directors is kept.

16.3	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Members and classes of Members;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal, if any.

16.4	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 calendar days of the change of location.

16.5	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

17	Registers of charges

17.1	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

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18	Continuation

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

19	Seal

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

20	Accounts and audit

20.1	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

20.2	The Company may by Resolution of Members call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

20.3	Notwithstanding Regulation 20.2, the Company shall, within 9 months after the end of each year, file an annual return with its registered agent in the prescribed statutory form, provided that, if the Company has a financial year that is not a calendar year, then the return shall be filed instead within 9 months of the end of that financial year.

20.4	The Company may by Resolution of Directors or Resolution of Members call for the accounts to be examined by auditors.

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20.5	The first auditors shall be appointed by Resolution of Directors and subsequent auditors shall be appointed by a Resolution of Members or a Resolution of Directors.

20.6	The auditors may be Members, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

20.7	The remuneration of the auditors of the Company:

(a)	in the case of auditors appointed by the directors, may be fixed by Resolution of Directors; and

(b)	subject to the foregoing, shall be fixed by Resolution of Members or in such manner as the Company may by Resolution of Members determine.

20.8	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Members or otherwise given to Members and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

20.9	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

20.10	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

20.11	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company’s profit and loss account and balance sheet are to be presented.

21	Notices

21.1	Any notice, information or written statement to be given by the Company to a Member must be in writing and may be given by personal service, registered mail, courier, email or fax to the address of the shareholder recorded in the register of shareholders or any other address or email address as notified by the Member to the Company for this purpose (or otherwise the last email address the Company holds on file for that Member), or if the Company has a class of shares listed on a designated stock exchange, notice may be given as permitted by and in accordance with the applicable listing rules.

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21.2	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

21.3	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

22	Voluntary winding up

The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.

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We, Bolder Corporate Services (BVI) Limited, Sea Meadow House, Road Town, Tortola, British Virgin Islands, in our capacity as registered agent for the Company hereby sign these Articles of Association on behalf of the Company this [ ] May 2025.

Incorporator

Signed Alicia Davies and Marsha Fahie

Authorised Signatories

Bolder Corporate Services (BVI) Limited

Sea Meadow House

Road Town, Tortola

British Virgin Islands

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